Direct Owners/Executive Officers

Organization CRD Number: 15794 **Organization Name: BNP PARIBAS SECURITIES CORP.**

Organization SEC Number: 8-32682 **Applicant Name: BNP PARIBAS SECURITIES CORP.**

No IA Record

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
BNP PARIBAS US WHOLESALE HOLDINGS, CORP	Domestic Entity	OWNER	12/1984	75% or more	Y	N	74-1953834
PLACIDO, JOSE	Individual	BOARD DIRECTOR	11/2023	Less than 5%	N	N	7081415
LING, PETER	Individual	BOARD DIRECTOR	11/2023	Less than 5%	N	N	2714915
AUBERT DE TREGOMAIN, ARNAUD	Individual	CHIEF EXECUTIVE OFFICER	07/2026	Less than 5%	Y	N	8204411
GAO, NICHOLAS N	Individual	GENERAL COUNSEL	07/2022	Less than 5%	N	N	5140547
LE POTTIER, SYLVIE ERNESTINE MARIE	Individual	DIRECTOR OF BOARD	01/2026	Less than 5%	N	N	8208257
FARRELL, MICHAEL F	Individual	CHIEF FINANCIAL OFFICER, FINOP	12/2017	Less than 5%	N	N	2562352
NIEBLING, JOHN C	Individual	CHIEF COMPLIANCE OFFICER	11/2025	Less than 5%	N	N	4736313
HAWLEY, ROBERT WILLIAM JR	Individual	CHAIRMAN	09/2022	Less than 5%	Y	N	828024
XHAYET, STEPHANE PATRICK	Individual	CHIEF OPERATING OFFICER	02/2023	Less than 5%	N	N	5955712
CASTILLO, SUSANNA BEATRIZ	Individual	BOARD MEMBER	05/2025	Less than 5%	N	N	4992387
RAO, PHIROZE S	Individual	BOARD DIRECTOR	07/2023	Less than 5%	N	N	7808745
HORTOPAN, NICOLAE SERBAN	Individual	CHIEF CONDUCT AND CONTROL OFFICER	11/2025	Less than 5%	N	N	4789377
HALPHEN, EMMANUEL	Individual	CHIEF OPERATIONS OFFICER	09/2023	Less than 5%	N	N	5019981